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                           September 1, 2020

       Jed A. Latkin
       Chief Executive Officer
       Navidea Biopharmaceuticals, Inc.
       4995 Bradenton Avenue, Suite 240
       Dublin, Ohio 43017

                                                        Re: Navidea
Biopharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 25,
2020
                                                            File No. 333-248404

       Dear Mr. Latkin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at (202) 551-6761 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Faith L. Charles, Esq.